Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION PROVIDES 2010 INCOME TAX INFORMATION
FOR PENN WEST ENERGY TRUST

Calgary, February 16, 2011 - (TSX - PWT; NYSE - PWE) Penn West Exploration ("Penn West") is pleased to provide 2010 tax information on distributions to former unitholders of Penn West Energy Trust (“the Trust”) resident in Canada and the United States.

The following information is provided to assist individual unitholders with 2010 income tax reporting. Anything contained in this notice concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used, for the purpose of avoiding U.S. federal tax penalties under the U.S. Internal Revenue Code. It is not intended to constitute legal or tax advice to any particular holder of Trust units.  Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Trust units.

Further tax information in the form of specific tax letters setting forth the taxability of the Trust’s distributions on a monthly basis for Canadian and U.S. residents is available on Penn West’s website at www.pennwest.com. If you would like a copy of the 2010 tax information for the Trust, please contact Investor Relations at 1-888-770-2633 or by e-mail at investor_relations@pennwest.com.

2010 Canadian Tax Information

For the 2010 tax year, Penn West has determined that the distributions received by Canadian resident Trust unitholders are 100 percent taxable as “other income” with no return of capital.

2010 U.S. Tax Information

In consultation with its U.S. tax advisors, Penn West believes that the units of the Trust should be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes, and that distributions paid to its individual U.S. unitholders should be “Qualified Dividends” under Section 1(h)(11) of the Internal Revenue Code. There are certain individual circumstances where the distributions may not be Qualified Dividends (such as situations where individual unitholders do not meet a holding period test).  As such, the portion of the distributions made during 2010 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains with respect to eligible individual unitholders.

Provided the 2010 Trust distributions are considered to be Qualified Dividends as noted above, Penn West has determined that 100 percent of distributions paid during the year will be taxable for U.S. tax purposes as “Qualified Dividends” with no return of capital.

Penn West common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com